June 1, 2015

Evolent Health, Inc.

Registration Statement on Form S-1

File No. 333-203852

Dear Ms. Gowetski:

Evolent Health, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-203852) (the “Registration Statement”). This letter, together with Amendment No. 3, sets forth the Company’s response to the comments contained in your letter dated May 29, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 3 and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 3.

Unaudited pro forma consolidated financial information

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet – As of March 31, 2015, page 70

1.	We note your response to comment 6. Please expand your response about the long-term nature of your contracts. In your response, let us know the average term of your contracts and the related terms within the contract related to termination as well as extensions and renewals. Also, please specifically address any limitations that you have with respect to the years of historical experience Evolent Health LLC has due to its operating history.

In response to the Staff’s comment, the Company notes that in determining the useful life for its customer relationships, the Company also took into consideration that the average life of its customer contracts is over six years with 5.2 years of performance remaining on those contracts on average. In addition, all of the Company’s contracts have unlimited renewal options, including several contracts that have long renewal terms of up to five years. Certain of the Company’s contracts are terminable for convenience by the Company’s customers after a notice period has passed and certain customers would be required to pay the Company a termination fee in certain circumstances. While not all of the Company’s customers have termination fee clauses, it is the Company’s expectation that customers will continue their relationship with the Company for an extended period of time due to the significance of the efforts and investment in integration.

The Company also has a unique and comprehensive end-to-end service offering in the healthcare space that was built on the capabilities developed at one of its existing investors over a number of years. In addition, the Company has been investing heavily in the further development of its technology and has significantly expanded its capabilities and believes that it is on the leading edge of the technology offering. As a result, the Company believes that it would be difficult for potential competitors to develop a comparable offering. The Company also believes there is currently limited competition with respect to the Company’s comprehensive offering. Accordingly, the Company believes that there are and will be limited alternatives available for its existing and prospective customers to obtain the services provided by the Company. In addition, the Company’s integration efforts include a multi-phased process, including a blueprint phase and implementation phase, which generally take approximately 15 to 24 months to complete, with dedicated resources from both the Company as well as the Company’s partners prior to a transition into the ongoing operations phase. The customer’s investment for these efforts is typically several million dollars and can cost up to $17 million, which makes it costly for customers to transition. In addition, the Company customizes its solution for each customer and fully integrates its Identifi technology within their systems and workflows. The Company also continues to experience significant growth in lives on platform with its existing customers which further supports the continued integration of its customers on the Company’s platform.

While the Company has only been in business for approximately four years, the Company believes the long-term nature of its contracts, the expected cash flows of the intangible assets, significant integration efforts and difficulty for the customer to transition off of the Company’s platform support the Company’s conclusion to use 25 years as a reasonable approximation for the useful life of the customer relationship intangible assets.

Management’s Discussion and Analysis, page 80

2.	We note your response to comment 3 and the revised disclosure on pages 20 and 81 that you signed an amendment that “reduced overall contract value and significantly reduced revenue for future periods for that partner.” We further note Piedmont WellStar Health Plan appears to be your third largest partner, representing 17% of revenues for the three months ended March 31, 2015. Please revise to quantify the reduced contract value, including quantifying how significantly revenue will be reduced and whether such reduction will begin immediately or clarify in which future periods.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 20 and 81 of Amendment No. 3.

Principal Stockholders, page 146

3.	We note your organization chart on page 9 as well as your disclosure on page 146 regarding your greater than 5% stockholders. Please briefly revise your organization chart as well as your disclosure on page 146 to identify the individuals with dispositive and voting power over the shares held by TPG, UPMC or advise.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 9, 51 and 147 of Amendment No. 3. The Company notes that UPMC is a privately-owned, nonprofit corporation that operates one of the nation’s largest provider-owned health plans. UPMC is governed by a board of directors. Investors can visit www.upmc.com for more information about UPMC’s board of directors.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg
William V. Fogg

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encls.

Copy w/encls. to:

Rahul Patel

Howard Efron

Robert Telewicz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jonathan Weinberg

General Counsel

Evolent Health, Inc.

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

BY EDGAR; FED EX